FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE  VICTORIA  3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DCK Allen AO
Chairman

500 Bourke Street
Melbourne
Victoria 3000
Australia

21 January 2004

Dear Shareholder

I am writing on behalf of the Board of Directors to provide you with a direct explanation about unauthorised foreign currency options trading within the National and what we are doing to ensure it does not happen again.

Since we made an announcement about this matter last week there has been a considerable amount of ill-informed comment and speculation. Your Directors are keen to ensure you have all the facts currently available.

The key developments in this matter are:

•                  foreign currency traders incurred losses in their options portfolio and sought to hide such losses by recording fictitious trades in our systems.  We believe this element of the problem has been fully identified.  The losses incurred by the traders have been identified at A$185 million.

•                  having identified the fictitious trades and removed them from our systems, we considered it would be prudent to undertake a complete revaluation of the remaining foreign currency portfolio to ensure it is appropriately and conservatively valued.  This involves a careful examination of thousands of transactions.

•                  we have identified that some additional losses will arise but the full extent of such additional losses will not be known for several days. Based on our work to date, we caution shareholders against acting on any media speculation about this matter. We will advise shareholders as soon as the full extent of the revaluation is known.

The Directors and executive management are extremely disappointed by the news of this breach of internal policies and procedures. We have established a structured process to review and resolve all of the issues arising from this matter.

The Australian Stock Exchange and all relevant regulatory authorities were advised. We also sent a formal reference to the Australian Federal Police so that they could evaluate whether any criminal charges should be brought against those involved.

Four members of the foreign currency options trading desk involved in this matter were suspended pending the outcome of the internal investigation and external inquiries and we took appropriate steps to manage the options trading position.

An independent investigation by PricewaterhouseCoopers has been commissioned to determine what happened and how it occurred.

The Board will closely monitor the internal and external investigations, and the Risk Committee, chaired by Mr Graham Kraehe, will receive regular management updates and reports from the independent investigator, PricewaterhouseCoopers. The results of this independent investigation will be made public.

We will continue to update you and the broader community as developments arise. At this early stage, we expect to release the outcomes of the investigation by the end of February.

In the interim, copies of the National’s announcements on this matter are available to you on the National’s website www.nabgroup.com or can be obtained from the Office of the Company Secretary by telephoning (from outside Australia 613) (from outside Victoria 03) 8641 4170.

In conclusion, I can assure shareholders that this matter is confined to a small part of the National’s operations and that it will not affect our overall business nor our customers.

I can also assure shareholders that the Board will take whatever action is necessary to ensure that you, our shareholders, customers and staff can have full confidence in the National.

Yours sincerely

DCK ALLEN

Chairman

2

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date: 21 January 2004	Title: Associate Company Secretary